UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Cummins Inc.

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Principal Executive Office)  (Zip Code)
 Sharon R. Barner, Vice President – Chief Administrative Officer (317) 610-4173
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Company performed a reasonable country of origin inquiry, in which it surveyed 2,421 direct suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals), have been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries).  Most of the responses the Company received indicated that the 3TG in the suppliers’ components and materials either 1) were not sourced from smelters located in a Covered Country, 2) were not necessary to the functionality of the components and materials or 3) the source country was undeterminable.  No direct suppliers informed the Company that their 3TG originated from 100% scrap or recycled sources.  Further information regarding the Company’s reasonable country of origin inquiry is included in Section 2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.  Section 2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.
During its reasonable country of origin inquiry, the Company determined that some of its necessary Conflict Minerals may have been sourced from the Democratic Republic of the Congo or an adjoining country.  As such, the Company proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the Conflict Minerals.  The Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the SEC.
The Company has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website at https://www.cummins.com/company/ethics-and-compliance/conflict-minerals-disclosure-report
Item 1.02 Exhibit
The Company has prepared a Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CUMMINS INC.

 By :  /s/ Sharon R. Barner
       Sharon R. Barner
         Vice President, Chief Administrative Officer

   05/24/23
      (Date)